Contact: Jonathan Burgin CFO (972) 3-645-5004 jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM COMPLETES $2.5M PIPE TRANSACTION

TEL-AVIV, Israel - January 30, 2008-- Further to its announcement on December 19, 2007, RADCOM Ltd. (RADCOM or the “Company”) (NASDAQ and TASE: RDCM) announced today that an extraordinary meeting of its shareholders has approved the terms of a $2.5 million private placement transaction (PIPE), clearing the way for its closure, which is expected to occur on or about February 3, 2008. The largest investor in the PIPE is the Company’s Chairman, Mr. Zohar Zisapel, who will invest approximately $1.65 million.

According to the terms of the transaction, the Company shall issue ordinary shares to the investors at a purchase price per ordinary share of $0.64, representing the average closing market price of the Company’s shares on the ten trading days prior to the shareholders meeting minus a discount of 10%, for an aggregate purchase price of $2.5 million. Each investor will also be granted warrants to purchase one ordinary share for every three ordinary shares purchased by each investor in the transaction at an exercise price of $0.80. The Company undertook to register with the SEC these shares as well as the shares underlying the warrants.

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About RADCOM

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in Next Generation Cellular as well as Voice, Data and Video over IP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on both the Nasdaq Capital Market and the Tel Aviv Stock Exchange under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.